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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                              Pharsight Corporation
                    ---------------------------------------
                                (Name of Issuer)




                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)




                                   71721Q 10 1
                    ---------------------------------------
                                 (CUSIP Number)





                                December 31, 2000
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)



                               Page 1 of 4 pages
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  --------------------------                             -----------------------
  CUSIP NO. 71721Q 10 1                 13G                  PAGE 2 OF 4 PAGES
  --------------------------                             -----------------------



 ---------- --------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            DANIEL L. WEINER
 ---------- --------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)
            (b)
 ---------- --------------------------------------------------------------------
 3          SEC USE ONLY


 ---------- --------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
 ----------------------------- ----- -------------------------------------------
                               5     SOLE VOTING POWER
                                     909,729*
                               ----- -------------------------------------------
          NUMBER OF            6     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                3,000**
           OWNED BY            ----- -------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                   909,729*
            WITH:              ----- -------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     3,000**
 ---------- --------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            912,729*
 ---------- --------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

 ---------- --------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.99%
 ---------- --------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON

            IN
 ---------- --------------------------------------------------------------------


* INCLUDES 5,729 SHARES ISSUABLE PURSUANT TO OPTIONS TO PURCHASE COMMON STOCK EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 2000.

** 3,000 SHARES HELD OF RECORD BY DANIEL L. WEINER'S SPOUSE


                               Page 2 of 4 pages

        (a)      NAME OF ISSUER
                 Pharsight Corporation

        (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                 800 West El Camino Real, Suite 200
                 Mountain View, CA 94040

ITEM 2.

        (a)      NAME OF PERSON FILING
                 Daniel L. Weiner

        (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 800 West El Camino Real, Suite 200
                 Mountain View, CA 94040

        (c)      CITIZENSHIP
                 U.S.A.

        (d)      TITLE OF CLASS OF SECURITIES
                 Common Stock

        (e)      CUSIP NUMBER
                 71721Q 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable.

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) AMOUNT BENEFICIALLY OWNED: 912,729 (includes 5,729 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2000 and 3,000 shares held of record by Daniel L . Weiner's spouse)

        (b)      PERCENT OF CLASS:   4.99%

        (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 909,729 (includes 5,729 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2000)

                (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 3,000 (shares held of record by Daniel L. Weiner's spouse)

                (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                         OF: 909,729 (includes 5,729 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2000)

                (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                         OF: 3,000 (shares held of record by Daniel L. Weiner's spouse)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.



                               Page 3 of 4 pages
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     2/12/01
                                     -------------------------------------------
                                                      Date
                                     /s/ Daniel L. Weiner
                                     -------------------------------------------
                                                   Signature

                                     Daniel L. Weiner
                                     -------------------------------------------
                                                   Name/Title



                               Page 4 of 4 pages